Carl P. Ranno
                             2816 East Windrose Dr.
                                Phoenix, Arizona
                                  602 493 0369
                                Fax 602 493 5119

June 1, 2001

Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

     Re: Accord Advanced Technologies, Inc.
         Form SB-2 Registration Statement - File Number 333-46878

Dear Sir or Madam,

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, we hereby apply on behalf of Accord Advanced Technologies, Inc. (the "Registrant") to withdraw Form SB-2 Registration Statement filed with the Commission on September 28, 2000. The Registrant is applying for such withdrawal because the Form SB-2 Registration Statement is no longer applicable to the company and a new Registration Statement will be filed in the near future which will better serve the Registrant's needs.

     Thank you for your anticipated assistance in this matter. Please contact the undersigned with any questions concerning this application at (602) 493 0369.

                                   Sincerely,

                                   /s/ Carl P. Ranno
                                   Carl P. Ranno